Exhibit 36

Grown Rogue Announces Management Team Update

Medford, Oregon, January 4, 2024 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a craft cannabis company operating in Oregon and Michigan, and in Minnesota and Maryland through an advisory agreement with Goodness Growth Holdings, Inc., is pleased to announce changes to its management team to lead the Company on its next phase of growth.

“With the addition of the Goodness Growth assets in Minnesota and Maryland that the Company is now overseeing production for, plus the exciting opportunity in New Jersey, it is critical for us to have the right team to execute upon these opportunities and the additional growth in front of us,” said Obie Strickler, CEO of Grown Rogue. “We have been bolstering our team across cultivation, post-harvest, finance and accounting; to be prepared to deliver the excellence in quality and consistency that made us a premier craft cannabis company and the #1 flower brand in Oregon, into new markets. Our most important asset is our team and the excellence they deliver every day to drive the best products at the best price to our customers and fans across the United States. I am super excited about the promotions to our newly formed national team and new hires we have brought in recently that will ensure the ‘Grown Rogue Way’ is able to successfully scale nationally.”

Christian Stiers has been promoted to National Cultivation Director, a new role created to facilitate consistency and excellence in replicating the Company’s cultivation operations across all markets. Prior to the promotion, Christian was the Company’s Oregon Director of Cultivation responsible for taking Grown Rogue from ~200 pounds per month of whole flower to ~1,000 pounds per month of whole flower over the last three years. This resulted in Grown Rogue becoming the #1 flower producer in the state according to LeafLink’s MarketScape.

Seann Igoe has been promoted to National Post-Harvest Director, another new role created to support the Company’s growth as it continues to refine and systematize its cultivation processes at scale. Seann was one of the first team members at Grown Rogue and has matured alongside the Company tremendously over the last seven years. In this new role, Seann will oversee all post-harvest responsibilities in the Company’s markets.

Cameron Correia was hired as our newly established VP of Business Analytics to provide integration between our technical and finance team to ensure Grown Rogue’s robust data systems ensure disciplined decision making. Cameron has a Bachelor of Science from Azusa Pacific University, a Master of Accountancy Degree from University of Denver Daniels College of Business and has many years of experience working in a variety of industries, including over ten years of direct experience in the cannabis industry- most recently as the VP of Finance & Operations at Good Day Farms.

Kala Bernhardt joins Grown Rogue as Corporate Controller. Kala has a law degree from the University of Oregon with an emphasis in business and tax law, and a Public Accounting Degree from Southern Oregon University. With 15 years of experience working in a variety of industries, Kala brings her Big 4 accounting background and her direct experience in the cannabis industry at C21 Investments and Chalice Brands.

In addition, Adam August will be stepping down from Senior Vice President to pursue other endeavors. He will continue to support the team in an advisory capacity ensuring his long-standing institutional knowledge continues with the Company.

“After five amazing years, Adam has decided it’s time to step back from the day to day demands of Grown Rogue,” said Obie Strickler, CEO of Grown Rogue. “Adam joined us very shortly after going public and has been instrumental in our growth, helping manage our shift from a small, early-stage company into a premier craft cannabis company. I want to thank Adam for all his hard work and dedication to our team over the last five years.”

“The past five years have been the most rewarding years of my professional career,” said Adam August. “I am proud of what we have accomplished, and I feel confident in the foundation we’ve built across systems, processes, and team. While I look forward to providing ongoing support and guidance, I have complete faith that the team is prepared to take the company to the next level, driving continued profitable growth and building shareholder value.”

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a craft cannabis company operating in Oregon and Michigan, and in Minnesota and Maryland through an advisory agreement with Goodness Growth Holdings, Inc., focused on delighting customers with premium flower and flower-derived products at fair prices. The Company’s roots are in Southern Oregon, where it has proven its capabilities in the highly competitive and discerning Oregon market. More recently, the Company successfully expanded its platform to Michigan. The Company’s passion for quality product and value, combined with a disciplined approach to growth, prioritizes profitability and return on capital without sacrificing quality. The Company’s strategy is to pursue capital efficient methods to expand into new markets, bringing craft-quality product at fair prices to more consumers. The Company also continues to make modest investments to improve outdoor craft cultivation capabilities in preparation for eventual interstate commerce. For more information, visit https://www.grownrogue.com/.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward- looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on Sedar.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR+ at www.sedarplus.ca. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer

Obie@grownrogue.com

Jakob Iotte

Director of Business

Development and IR

Jakeiotte@grownrogue.com

(458) 226-2100

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